SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COGENT COMMUNICATIONS GROUP, INC.

(Name of Subject Company (Issuer))

COGENT COMMUNICATIONS HOLDINGS, INC.
(Successor Issuer to Cogent Communications Group, Inc.)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.00% Convertible Senior Notes Due 2027

(Title of Class of Securities)

19239VAB0

(CUSIP Numbers of Class of Securities)

with copy to:

Robert N. Beury, Jr., Esq. Chief Legal Officer Cogent Communications Holdings, Inc. 1015 31st Street, NW Washington, DC 20007 (202) 295-4200	Patrick Shannon, Esq. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, DC 20005 Phone: (202) 637-2200 Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,978,000	$11,846.80

*                          For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.00% Convertible Senior Notes Due 2027, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 12, 2014, there was $91,978,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $91,978,000.

**                   Previously paid.

☐                     Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐                     third-party tender offer subject to Rule 14d-1.

☒                   issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d–1(d) (Cross-Border Third- Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Cogent Communications Group, Inc. (the “Company”) on May 14, 2014 (the “Schedule TO-I”), related to the Company’s 1.00% Convertible Senior Notes Due 2027 (the “Notes”).  This Amendment relates to the right of each holder (the “Holder”) of the Notes, to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company Purchase Notice to Holders of 1.00% Convertible Senior Notes Due 2027, dated May 14, 2014 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company Notice and related notice materials are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on June 12, 2014. The Company has been advised by Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Notes with an aggregate principal amount at maturity of $58,505,000.00 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. The purchase price for the Notes pursuant to the Put Option was $1,000 in cash per $1,000 principal amount at maturity, plus accrued and unpaid interest on the Securities from December 15, 2013 to but excluding the Purchase Date. Accordingly, the aggregate purchase price for all the Notes validly surrendered and not withdrawn prior to the expiration of the Put Option was $58,964,890.00. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Put Option, $33,473,000.00 principal amount at maturity of the Notes remains outstanding.

Items 1 through 13.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014	COGENT COMMUNICATIONS GROUP, INC.

	By:	/s/ Robert N. Beury, Jr.
Robert N. Beury, Jr.
Chief Legal Officer (Vice President and General Counsel) and Assistant Secretary

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INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Company Purchase Notice to Holders of 1.00% Convertible Senior Notes Due 2027, dated May 14, 2014.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated May 14, 2014.

(d)(1)*

Indenture related to the 1.00% Convertible Senior Notes Due 2027, dated as of June 11, 2007, between Cogent Communications Group, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(d)(2)*

Registration Rights Agreement, dated June 11, 2007, by and among Cogent Communications Group, Inc. and Bear, Stearns & Co. Inc., UBS Securities LLC, RBC Capital Markets Corporation and Cowen and Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(g)	Not Applicable.

(h)	Not Applicable.

*                          Previously filed.

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